UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2012

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

NEWS RELEASE
Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS THIRD QUARTER RESULTS

OCTOBER 24, 2012

For the third quarter of 2012, Methanex reported Adjusted EBITDA1 of $104 million and Adjusted net income1 of $36 million ($0.38 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $113 million and Adjusted net income1 of $44 million ($0.47 per share on a diluted basis1) for the second quarter of 2012.

Bruce Aitken, President and CEO of Methanex commented, “We reported a decline in EBITDA compared to last quarter as we realized a lower methanol price. Entering the fourth quarter, steady methanol demand and supply outages across the industry have resulted in upward pressure on spot methanol prices, and today, we announced an increase of $43 per tonne to our North-American non-discounted price. Longer term, the outlook for the industry and pricing environment looks very attractive, as demand growth is expected to significantly outpace new capacity additions over the next few years.”

Mr. Aitken added, “We continue to make good progress on the initiatives to increase production in New Zealand and Medicine Hat, which could add up to one million tonnes of annual capacity by the end of 2013. The Louisiana project is also progressing well and is on track to add an additional one million tonnes of annual capacity by the end of 2014. In total, these projects have the potential to increase our operating capacity by approximately 2 million tonnes over the next couple of years and improve cash generation significantly”.

Mr. Aitken concluded, “With over US$400 million of cash on hand, an undrawn credit facility, a robust balance sheet, and strong cash flow generation, we are well positioned to invest in the Louisiana project and other strategic growth opportunities and continue to deliver on our commitment to return excess cash to shareholders.”

A conference call is scheduled for October 25, 2012 at 12:00 noon ET (9:00 am PT) to review these third quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 340-8527, or toll free at (877) 240-9772. A playback version of the conference call will be available for three weeks at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 6328000. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

-more-

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2012 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Third Quarter 2012 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA, Adjusted net income and Adjusted diluted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding amounts associated with the 40% non-controlling interest in the methanol facility in Egypt, the mark-to-market impact of items which impact the comparability of our earnings from one period to another, which currently include only the mark-to-market impact of share-based compensation as a result of changes in our share price, and Louisiana project relocation expenses and charges. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 of the attached Interim Report for the three months ended September 30, 2012 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Jason Chesko

Director, Investor Relations

Tel: 604.661.2600

3 Interim Report for the Three Months Ended September 30, 2012

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

Transfer Agents & Registrars

CIBC Mellon Trust Company

320 Bay Street

Toronto, Ontario, Canada M5H 4A6

Toll free in North America: 1-800-387-0825

Investor Information

All financial reports, news releases and

corporate information can be accessed on our
website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 - 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free:

1-800-661-8851

At October 24, 2012 the Company had 93,975,455 common shares issued and outstanding and stock options exercisable for 3,317,462 additional common shares.

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A summary of net income (loss) attributable to Methanex shareholders, Adjusted net income[1] and Adjusted diluted net income per common share[1] is as follows:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions except number of shares and per share amounts)	2012	2012	2011	2012	2011
Net income (loss) attributable to Methanex shareholders	$(3)	$52	$62	$72	$137
Mark-to-market impact of share-based compensation, net of tax	—	(10)	(22)	6	(20)
Louisiana project relocation expenses and charges, net of tax
Cash expense	21	2	—	23	—
Non-cash charge	18	—	—	18	—

Adjusted net income [1]	$36	$44	$40	$119	$117

Diluted weighted average shares outstanding (millions)	93.9	95.1	94.4	94.9	94.4
Adjusted diluted net income per common share [1]	$0.38	$0.47	$0.43	$1.26	$1.24

•

We recorded Adjusted EBITDA[1] of $104 million for the third quarter of 2012 compared with $113 million for the second quarter of 2012. The decrease in Adjusted EBITDA[1] was primarily due to a decrease in average realized price from $384 per tonne for the second quarter of 2012 to $373 per tonne for the third quarter of 2012.

•

Production for the third quarter of 2012 was 1,025,000 tonnes compared with 1,034,000 tonnes for the second quarter of 2012. During the third quarter of 2012, we commenced production at the second Motunui facility and we produced 346,000 tonnes in New Zealand compared with 210,000 tonnes in the second quarter of 2012. In Egypt, we produced 62,000 tonnes in the third quarter of 2012 compared with 164,000 tonnes in the second quarter due to a planned maintenance shutdown and the impact of natural gas curtailments.

•	During the third quarter of 2012, sales of Methanex-produced methanol were 1,053,000 tonnes compared with 1,001,000 in the second quarter of 2012.

•

In July 2012, we reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana. The project will add one million tonnes of annual production capacity and is expected to be operational by the end of 2014. We have commenced dismantling of the plant and expect to receive all key construction-related permits by the end of 2012. During the third quarter of 2012, we recorded a $35 million cash expense ($21 million after-tax) to earnings related to Louisiana project relocation expenses that are not eligible for capitalization. In addition, we recorded a $26 million non-cash charge ($18 million after-tax) to earnings related to the Chile facility that is being relocated to Louisiana.

•	During the third quarter of 2012, we paid a $0.185 per share dividend to shareholders for a total of $17 million.

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

This Third Quarter 2012 Management’s Discussion and Analysis (“MD&A”) dated October 24, 2012 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended September 30, 2012 as well as the 2011 Annual Consolidated Financial Statements and MD&A included in the Methanex 2011 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2011 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions, except per share amounts and where noted)	2012	2012	2011	2012	2011
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,025	1,034	1,035	3,004	2,886

Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,053	1,001	983	2,980	2,801
Purchased methanol	641	569	672	1,901	2,171
Commission sales [1]	205	276	235	679	638

Total sales volumes	1,899	1,846	1,890	5,560	5,610

Methanex average non-discounted posted price ($ per tonne) [2]	433	452	445	440	434
Average realized price ($ per tonne) [3]	373	384	377	380	369

Adjusted EBITDA (attributable to Methanex shareholders) [4]	104	113	111	310	294
Cash flows from operating activities	131	135	119	360	321
Adjusted cash flows from operating activities (attributable to Methanex shareholders) [4]	103	110	104	302	270
Net income (loss) attributable to Methanex shareholders	(3)	52	62	72	137
Adjusted net income (attributable to Methanex shareholders) [4]	36	44	40	119	117

Basic net income (loss) per common share (attributable to Methanex shareholders)	(0.03)	0.56	0.67	0.77	1.48
Diluted net income (loss) per common share (attributable to Methanex shareholders)	(0.03)	0.50	0.59	0.76	1.38
Adjusted diluted net income per common share (attributable to Methanex shareholders) [4] [5]	0.38	0.47	0.43	1.26	1.24

Common share information (millions of shares):
Weighted average number of common shares	94	94	93	94	93
Diluted weighted average number of common shares	94	95	94	95	94
Number of common shares outstanding, end of period	94	94	93	94	93

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

[5]

For the three month period ended September 30, 2012, stock options and tandem share appreciation rights have been excluded from the calculation of diluted net income per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted diluted net income per common share (attributable to Methanex shareholders) these items have been included in the denominator and the diluted weighted average number of common shares is 95.0 million.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

PRODUCTION SUMMARY

	Q3 2012		Q2 2012	Q3 2011	YTD Q3 2012	YTD Q3 2011
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production
Chile I, III and IV [2]	700	59	82	116	254	441
New Zealand [3]	558	346	210	209	730	619
Atlas (Trinidad) (63.1% interest)	288	255	264	170	646	696
Titan (Trinidad)	225	186	196	224	597	531
Egypt (60% interest)	190	62	164	191	428	400
Medicine Hat	118	117	118	125	349	199

	2,079	1,025	1,034	1,035	3,004	2,886

[1]	The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies.
[2]

In July 2012, we reached a final investment decision to proceed with the project to relocate the Chile II facility to Geismar, Louisiana. The Chile capacity in the above table excludes the 1.0 million tonnes of annual production capacity which is being relocated to Louisiana.

[3]

The production capacity of New Zealand represents the two 0.85 million tonne facilities at Motunui and the 0.53 million tonne facility at Waitara Valley. In July, we restarted the second Motunui facility, but due to current distillation capacity constraints at the Motunui site, the combined production capacity of both plants is approximately 1.5 million tonnes, compared with the combined nameplate capacity of 1.7—1.9 million tonnes, depending on natural gas composition (refer to the New Zealand section on page 4 for more information).

Chile

We continue to operate our Chile facilities significantly below site capacity. This is primarily due to curtailments of natural gas supply from Argentina – refer to the Management’s Discussion and Analysis included in our 2011 Annual Report for more information.

During the third quarter of 2012, we produced 59,000 tonnes in Chile operating one plant at approximately 20% of capacity.

While investments have been made over the last few years for natural gas exploration and development in southern Chile, the timelines for significant increases in gas production are much longer than we had originally anticipated and existing gas fields are experiencing declines. As a result, the short-term outlook for gas supply in Chile continues to be challenging. In early October 2012, we completed a restructuring of our Chile operations which reduced the size of our workforce by 48 people and will result in a $5 million pre-tax charge in the fourth quarter of 2012.

We are continuing to pursue investment opportunities with Empresa Nacional del Petroleo (ENAP), GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. We are working with ENAP to develop natural gas in the Dorado Riquelme block. Under the arrangement, we fund a 50% participation in the block and, as at September 30, 2012, we had contributed approximately $113 million and the carrying amount of our investment was $71 million. Over the past few years, we have also provided funding to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement that commenced in 2008. During the third quarter of 2012, approximately 90% of production at our Chilean facilities was produced with natural gas supplied from the Fell and Dorado Riquelme blocks. We are also participating in other exploration blocks with international oil and gas companies and as at September 30, 2012, we had contributed $15 million for our share of the exploration costs.

The future operating rate of our Chile site is primarily dependent on demand for natural gas for residential purposes, which is higher in the southern hemisphere winter, production rates from existing natural gas fields, and the level of natural gas deliveries from future exploration and development activities in southern Chile. We cannot provide assurance that we, ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms. As a result, we cannot provide assurance in the level of natural gas supply or that we will be able to source sufficient natural gas to operate any capacity in Chile or that we will have sufficient future cash flows from Chile to support the carrying value of our Chilean assets and that this will not have an adverse impact on our results of operations and financial condition.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

New Zealand

Our New Zealand methanol facilities produced 346,000 tonnes of methanol in the third quarter of 2012 compared with 210,000 tonnes in the second quarter of 2012. We restarted a second Motunui facility in July 2012 which added 650,000 tonnes of annual production capacity to our New Zealand operations and brings the current site capacity to approximately 1.5 million tonnes. We are currently assessing the feasibility of debottlenecking the Motunui site and the potential to restart our nearby 530,000 tonne Waitara Valley plant which could add up to a further 900,000 tonnes of annual production capacity in New Zealand by the end of 2013.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 900,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,150,000 tonnes (63.1% interest). The Titan facility produced 186,000 tonnes in the third quarter of 2012 compared with 196,000 tonnes in the second quarter of 2012. Production in the third quarter of 2012 was impacted by unplanned maintenance outages and periodic natural gas curtailments.

The Atlas facility produced 255,000 tonnes in the third quarter of 2012 compared with 264,000 tonnes in the second quarter of 2012. The Atlas facility was shut down at the end of September 2012 for repairs and is expected to return to production at the beginning of November 2012.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company in Trinidad (NGC) and downstream demand from NGC’s customers which becomes apparent when an upstream supply issue arises. We are engaged with key stakeholders to find a solution to this issue, but in the meantime we expect to continue to experience some gas curtailments to our Trinidad site.

Egypt

The Egypt methanol facility produced 62,000 tonnes (60% interest) in the third quarter of 2012 compared with 164,000 tonnes in the second quarter of 2012. We have a 60% equity interest in the facility and marketing rights for 100% of the production. Production from the Egypt facility in the third quarter of 2012 was lower than the second quarter of 2012 due to a planned maintenance outage which was completed in mid-July and natural gas supply restrictions.

During the third quarter of 2012, the Egypt facility experienced periodic natural gas supply constraints as a result of increased seasonal electricity demand and operating issues with the upstream gas infrastructure. This situation has continued into the fourth quarter of 2012 and may persist in the future.

Medicine Hat

Our 470,000 tonne per year facility in Medicine Hat, Alberta produced 117,000 tonnes in the third quarter of 2012 compared with 118,000 tonnes during the second quarter of 2012. We are currently assessing the feasibility of debottlenecking the Medicine Hat facility which could add a further 90,000 tonnes of annual production capacity to our Medicine Hat operations.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

FINANCIAL RESULTS

For the third quarter of 2012 we recorded Adjusted EBITDA of $104 million and Adjusted net income of $36 million ($0.38 per share on a diluted basis). This compares with Adjusted EBITDA of $113 million and Adjusted net income of $44 million ($0.47 per share on a diluted basis) for the second quarter of 2012 and Adjusted EBITDA of $111 million and Adjusted net income of $40 million ($0.43 per share on a diluted basis) for the third quarter of 2011.

We calculate Adjusted EBITDA and Adjusted net income by excluding amounts associated with the 40% non-controlling interest in Egypt that we do not own, the mark-to-market impact of share-based compensation as a result of changes in our share price and items which are considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures.

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share is as follows:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions except number of shares and per share amounts)	2012	2012	2011	2012	2011
Net income (loss) attributable to Methanex shareholders	$(3)	$52	$62	$72	$137
Mark-to-market impact of share-based compensation, net of tax	—	(10)	(22)	6	(20)
Louisiana project relocation expenses and charges, net of tax
Cash expense	21	2	—	23	—
Non-cash charge	18	—	—	18	—

Adjusted net income [1]	$36	$44	$40	$119	$117

Diluted weighted average shares outstanding (millions)	93.9	95.1	94.4	94.9	94.4
Adjusted diluted net income per common share [1] [2]	$0.38	$0.47	$0.43	$1.26	$1.24

We review our financial results by analyzing changes in Adjusted EBITDA, depreciation and amortization, mark-to-market impact of share-based compensation, Louisiana project relocation expenses and charges, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income are as follows:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2012	2012	2011	2012	2011
Consolidated statements of income:
Revenue	$655	$656	$670	$1,977	$1,912
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(539)	(517)	(538)	(1,606)	(1,584)

	116	139	132	371	328
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [1]	104	113	111	310	294
Attributable to non-controlling interests	12	26	21	61	34

	116	139	132	371	328
Depreciation and amortization	(47)	(44)	(44)	(130)	(113)
Mark-to-market impact of share-based compensation	—	10	24	(8)	23
Louisiana project relocation expenses and charges	(61)	(4)	—	(65)	—

Operating income [1]	8	101	112	168	238

Finance costs	(18)	(20)	(17)	(56)	(44)
Finance income and other expenses	(3)	—	(2)	(2)	5
Income tax recovery (expense)	15	(15)	(19)	(9)	(44)

Net income	$2	$66	$74	$101	$155

Net income (loss) attributable to Methanex shareholders	$(3)	$52	$62	$72	$137

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

[2]

For the three month period ended September 30, 2012, stock options and tandem share appreciation rights have been excluded from the calculation of diluted net income per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted diluted net income per common share (attributable to Methanex shareholders) these items have been included in the denominator and the diluted weighted average number of common shares is 95.0 million.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

ADJUSTED EBITDA (ATTRIBUTABLE TO METHANEX SHAREHOLDERS)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 19.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q3 2012	Q3 2012	YTD Q3 2012
	compared with	compared with	compared with
($ millions)	Q2 2012	Q3 2011	YTD Q3 2011
Average realized price	$(19)	$(6)	$52
Sales volume	13	4	(8)
Total cash costs	(3)	(5)	(28)

Increase (decrease) in Adjusted EBITDA	$(9)	$(7)	$16

Average realized price

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ per tonne, except where noted)	2012	2012	2011	2012	2011
Methanex average non-discounted posted price [1]	433	452	445	440	434
Methanex average realized price	373	384	377	380	369
Average discount	14%	15%	15%	14%	15%

[1]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

Overall methanol market conditions have remained balanced and pricing has been relatively stable during the periods presented (refer to Supply/Demand Fundamentals section on page 11 for more information). Our average non-discounted posted price for the third quarter of 2012 was $433 per tonne compared with $452 per tonne for the second quarter of 2012 and $445 per tonne for the third quarter of 2011. Our average realized price for the third quarter of 2012 was $373 per tonne compared with $384 per tonne for the second quarter of 2012 and $377 per tonne for the third quarter of 2011. The change in average realized price for the third quarter of 2012 decreased Adjusted EBITDA by $19 million compared with the second quarter of 2012 and decreased Adjusted EBITDA by $6 million compared with the third quarter of 2011. Our average realized price for the nine months ended September 30, 2012 was $380 per tonne compared with $369 per tonne for the same period in 2011 and this increased Adjusted EBITDA by $52 million.

Sales volume

Methanol sales volumes excluding commission sales volumes were higher in the third quarter of 2012 compared with the second quarter of 2012 by 124,000 tonnes and third quarter of 2011 by 39,000 tonnes and this resulted in higher Adjusted EBITDA by $13 million and $4 million, respectively. Methanol sales volumes excluding commission sales volumes were lower for the nine month periods ended September 30, 2012 compared with the comparable period in 2011 by 91,000 tonnes and this resulted in lower Adjusted EBITDA by $8 million.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q3 2012	Q3 2012	YTD Q3 2012
	compared with	compared with	compared with
($ millions)	Q2 2012	Q3 2011	YTD Q3 2011
Methanex-produced methanol costs	$(5)	$(9)	$(31)
Proportion of Methanex-produced methanol sales	(5)	8	39
Purchased methanol costs	10	—	(24)
Logistics costs	(1)	—	(8)
Other, net	(2)	(4)	(4)

	$(3)	$(5)	$(28)

Methanex-produced methanol costs

We purchase natural gas for the Chile, Trinidad, Egypt and New Zealand methanol facilities under natural gas purchase agreements where the terms include a base price and a variable price component linked to the price of methanol. Methanex-produced methanol costs were higher in the third quarter of 2012 compared the second quarter of 2012 and the third quarter of 2011 by $5 million and $9 million, respectively, primarily due to a change in the mix of production sold from inventory. For the nine month period ended September 30, 2012 compared with the same period in 2011, Methanex-produced methanol costs were higher by $31 million, primarily due to the impact of higher methanol pricing on natural gas costs and due to a change in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the third quarter of 2012 compared with the second quarter of 2012, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $5 million. For the third quarter of 2012 compared with the same period in 2011, Methanex-produced methanol sales were higher primarily due to the impact of higher sales of New Zealand production and this increased Adjusted EBITDA by $8 million.

For the nine month period ended September 30, 2012 compared with the same period in 2011, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $39 million. The impact of higher sales volumes from the Egypt and Medicine Hat methanol facilities, which commenced operations in the first half of 2011, were partially offset by lower sales volumes from the Chile and Atlas methanol facilities in 2012.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Logistics costs

For the nine month period ended September 30, 2012 compared with the same period in 2011, the logistics cost variance was impacted by a one-time $7 million charge in the first quarter of 2012 to terminate a time charter vessel lease contract.

Other, net

Other costs were higher for all periods presented due to a portion of fixed manufacturing costs being charged directly to earnings rather than to inventory due to lower production at our Chile and Egypt facilities.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately below.

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
	2012	2012	2011	2012	2011
Methanex Corporation share price [1]	$28.54	$27.84	$20.84	$28.54	$20.84

Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	$3	$7	$3	$17	$14
Mark-to-market impact due to change in share price	—	(10)	(24)	8	(23)

Total share-based compensation expense (recovery)	$3	$(3)	$(21)	$25	$(9)

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

Share appreciation rights (SARs) and tandem share appreciation rights (TSARs) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price, which is determined at the date of grant. The fair value of SARs and TSARs are re-measured each quarter using the Black-Scholes option pricing model, which considers the market value of the Company’s common shares on the last trading day of the quarter.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash upon vesting based on the market value of the Company’s common shares and are non-dilutive to shareholders. For deferred, restricted and performance share units, the value is initially measured at the grant date and subsequently re-measured based on the market value of the Company’s common shares on the last trading day of each quarter.

Louisiana Project Relocation Expenses and Charges

In July 2012, we reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana with an estimated project cost of approximately $550 million. The project will add one million tonnes of annual production capacity and is expected to be operational by the end of 2014. We have commenced dismantling of the plant and expect to receive all key permits by the end of 2012. Under IFRS, certain costs associated with relocating an asset are not eligible for capitalization and are required to be charged directly to earnings. During the second and third quarters of 2012, we recorded cash expenses to earnings of $4 million ($2 million after tax) and $35 million ($21 million after-tax), respectively, of Louisiana project relocation expenses. In addition, in association with this decision, a non-cash $26 million ($18 million after-tax) charge was recorded to earnings in the third quarter of 2012 related to the carrying value of the Chile II facility that is being relocated to Lousiana.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

Depreciation and Amortization

Depreciation and amortization was $47 million for the third quarter of 2012 compared with $44 million for the second quarter of 2012 and $44 million for the third quarter of 2011. Depreciation and amortization was higher in the third quarter of 2012 compared with the second quarter of 2012 and third quarter of 2011 primarily due to higher sales of Methanex-produced methanol and as a result of a higher proportion of depreciation being charged directly to earnings rather than to inventory due to lower production from our Egypt and Chile facilities. Depreciation and amortization was $130 million for the nine month period ended September 30, 2012 compared with $113 million for the same period in 2011. The increase in depreciation and amortization in 2012 compared with 2011 is primarily a result of depreciation associated with the Egypt (100% basis) and Medicine Hat methanol facilities which commenced operations in the first and second quarters of 2011, respectively.

Finance Costs

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2012	2012	2011	2012	2011
Finance costs before capitalized interest	$19	$20	$17	$57	$51
Less capitalized interest	(1)	—	—	(1)	(7)

Finance costs	$18	$20	$17	$56	$44

Finance costs before capitalized interest for the third quarter of 2012 were $19 million compared with $20 million for the second quarter of 2012 and $17 million for the third quarter of 2011. Finance costs before capitalized interest for the nine month period ended September 30, 2012 were $57 million compared with $51 million for the same period in 2011. The change in finance costs for all periods presented is primarily due to the impact of interest expense on the $250 million of unsecured notes issued by the Company in late February 2012. The unsecured notes bear an interest rate of 5.25% and mature in 2022. In August 2012, we repaid $200 million of unsecured notes bearing an interest rate of 8.75%.

Capitalized interest in 2011 relates to interest costs capitalized during the construction of the 1.26 million tonne per year methanol facility in Egypt (100% basis) which commenced operations in March 2011. Capitalized interest in the third quarter of 2012 relates to interest costs capitalized for the Louisiana Project.

Finance Income and Other Expenses

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2012	2012	2011	2012	2011
Finance income and other expenses	$(3)	$—	$(2)	$(2)	$5

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

Income Taxes

A summary of our income taxes for the third quarter of 2012 is as follows:

	Three Months Ended			Three Months Ended
	Sep 30 2012			Jun 30 2012
	Amounts excluding Louisiana	Louisiana Project
	Project Relocation Expenses	Relocation
($ millions)	and Charges	Expenses and Charges	Total	Total
Profit (loss) before income tax expense	$47.5	$(60.9)	$(13.4)	$80.8
Income tax recovery (expense)	(7.3)	22.1	14.8	(14.6)

Net income (loss)	$40.2	$(38.8)	$1.4	$66.2

Effective tax rate	15%	36%	110%	18%

Excluding income taxes related to Louisiana project relocation expenses and charges, the effective tax rate for the third quarter of 2012 was 15% compared with 18% for the second quarter of 2012.

We earn the majority of our pre-tax earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. We have significant loss carryforwards in Canada and New Zealand which have not been recognized for accounting purposes. During the third quarter of 2012, we earned a higher proportion of our consolidated income from methanol produced in jurisdictions with low effective tax rates and this contributed to a lower effective tax rate compared with the second quarter of 2012.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 51 million tonnes on an annualized basis.

Traditional chemical derivatives consume about two-thirds of global methanol demand and growth is correlated to industrial production. Demand for methanol in traditional chemical derivatives has remained relatively stable.

Methanex Non-Discounted Regional Posted Prices 1

(US$ per tonne)	Oct 2012	Sep 2012	Aug 2012	July 2012
United States	439	439	439	439
Europe [2]	437	423	423	423
Asia	435	425	425	440

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€340 for Q3 2012 (Q2 2012 – €340) converted to United States dollars.

Energy-related applications consume about one third of global methanol demand and over the last few years high oil prices have driven strong demand growth for methanol into energy applications such as gasoline blending and DME, primarily in China. Growth of methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by regulatory changes in that country. Many provinces in China have implemented fuel blending standards, and China also has national standards in place for methanol fuel blending (M85 & M100, or 85% methanol and 100% methanol, respectively). Methanol demand into olefins (“MTO”) is emerging as a significant methanol derivative. In China, there are three integrated and one merchant MTO plants in production and there is a second merchant plant expected to commence operation by the end of this year which could consume up to 1.8 million tonnes of methanol. We believe demand potential into energy-related applications and olefins production will continue to grow.

During the third quarter of 2012, market conditions and the pricing environment were relatively stable and our average non-discounted price was $433 per tonne. Entering the fourth quarter, as a result of steady demand and planned and unplanned industry outages, there has been upward pressure on spot pricing and we recently announced our North American non-discounted price for November at $482 per tonne, which is up $43 per tonne from October.

In Q3 2012, we restarted an idle plant in New Zealand that added 0.65 million tonnes of annual production capacity and production commenced at a 0.85 million tonne plant in Beaumont, Texas. We have secured an offtake for a substantial quantity of production from the Beaumont facility.

Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. There is a 0.8 million tonne plant expected to restart in Channelview, Texas in late 2013 and a 0.7 million tonne plant expected to start up in Azerbaijan in 2013. We are assessing the feasibility of initiatives which could increase annual production capacity by up to 900,000 tonnes in New Zealand and by up to 90,000 tonnes in Medicine Hat, Alberta by the end of 2013. We are also relocating an idle Chile facility to Geismar, Louisiana, which is on track to add one million tonnes of annual production capacity by the end of 2014. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

Cash flows from operating activities in the third quarter of 2012 were $131 million compared with $135 million for the second quarter of 2012 and $119 million for the third quarter of 2011. Cash flows from operating activities for the nine month period ended September 30, 2012 were $360 million compared with $321 million for the same period in 2011.

The changes in cash flows from operating activities resulted from changes in the following:

	Q3 2012	Q3 2012	YTD Q3 2012
	compared with	compared with	compared with
($ millions)	Q2 2012	Q3 2011	YTD Q3 2011
Adjusted EBITDA (attributable to Methanex shareholders)	$(9)	$(7)	$16
Cash flows from operating activities attributable to non-controlling interests	(14)	(9)	26
Changes in non-cash working capital	49	57	20
Income taxes paid	—	1	17
Cash portion of Louisiana project relocation expenses and charges	(31)	(35)	(39)
Other	1	5	(1)

Increase (decrease) in cash flows from operating activities	$(4)	$12	$39

Adjusted cash flows from operating activities

Adjusted cash flows from operating activities, which excludes the amounts associated with the 40% non-controlling interests in the methanol facility in Egypt, changes in non-cash working capital, and the cash portion of Louisiana project relocation expenses and charges were $103 million in the third quarter of 2012 compared with $110 million for the second quarter of 2012 and $104 million for the third quarter of 2011. Adjusted cash flows from operating activities for the nine month period ended September 30, 2012 were $301 million compared with $270 million for the same period in 2011.

The changes in adjusted cash flows from operating activities resulted from changes in the following:

	Q3 2012	Q3 2012	YTD Q3 2012
	compared with	compared with	compared with
($ millions)	Q2 2012	Q3 2011	YTD Q3 2011
Adjusted EBITDA (attributable to Methanex shareholders)	$(9)	$(7)	$16
Income taxes paid	—	1	17
Other	2	5	(2)

Increase (decrease) in adjusted cash flows from operating activities	$(7)	$(1)	$31

Refer to the Additional Information—Supplemental Non-GAAP Measures section on page 14 for a reconciliation of Adjusted cash flows from operating activities to the most comparable GAAP measure.

During the third quarter of 2012, we paid a quarterly dividend of $0.185 per share, or $17 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to maintain financial flexibility. During the third quarter of 2012, we repaid $200 million of unsecured notes and our cash balance at September 30, 2012 was $403 million, including $30 million related to the non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We have a strong balance sheet and an undrawn $200 million credit facility provided by highly rated financial institutions that expires in mid-2015.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to total approximately $140 million to the end of 2013, including major refurbishments at some of our plants. In July 2012, we reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana with estimated project costs of approximately $550 million. The plant is expected to be operational by the end of 2014. We are also considering other projects in New Zealand and Medicine Hat which, if approved, would result in an additional $160 million of capital expenditures by the end of 2013. We believe that we have the capacity to fund these growth initiatives with cash on hand, cash generated from operations, the undrawn bank facility and access to debt capital markets.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

SHORT-TERM OUTLOOK

Entering the fourth quarter 2012, there is upward pressure on methanol prices as a result of steady demand and planned and unplanned industry outages. We recently announced our North American non-discounted price for November at $482 per tonne, which is up $43 per tonne from October.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended September 30, 2012, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Consolidation and Joint Arrangement Accounting

In May 2011, the IASB issued new accounting standards related to consolidation and joint arrangement accounting. The IASB has revised the definition of “control,” which is a criterion for consolidation accounting. In addition, changes to IFRS in the accounting for joint arrangements were issued which, under certain circumstances, removed the option for proportionate consolidation accounting so that the equity method of accounting for such interests would need to be applied. The impact of applying consolidation accounting or equity accounting does not result in any change to net earnings or shareholders’ equity, but will result in a significant presentation impact. We currently account for our 63.1% interest in Atlas Methanol Company using proportionate consolidation accounting and upon adoption of these new standards effective January 1, 2013 we will account for this entity using equity accounting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted diluted net income per common share, operating income and Adjusted cash flows from operating activities. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes finance costs, finance income and other expenses, income tax expense (recovery), depreciation and amortization, mark-to-market impact of share-based compensation and Louisiana project relocation expenses and charges.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
($ thousands)	Sep 30 2012	Jun 30 2012	Sep 30 2011	Sep 30 2012	Sep 30 2011
Net income (loss) attributable to Methanex shareholders	$(2,571)	$52,238	$62,316	$71,748	$137,455
Finance costs	17,764	20,137	17,386	56,434	43,929
Finance income and other expenses	3,398	293	1,585	2,012	(4,558)
Income tax expense (recovery)	(14,817)	14,637	18,838	9,498	43,731
Depreciation and amortization	47,689	44,436	43,696	130,092	113,109
Mark-to-market impact of share-based compensation	—	(10,639)	(23,743)	7,528	(22,445)
Louisiana project relocation expenses and charges	60,857	3,686	—	64,543	—
Non-controlling interests adjustment [1]	(8,447)	(12,015)	(8,992)	(31,992)	(16,886)

Adjusted EBITDA (attributable to Methanex shareholders)	$103,873	$112,773	$111,086	$309,863	$294,335

[1]

This adjustment represents finance costs, finance income and other expenses, income tax expense, and depreciation and amortization associated with the 40% non-controlling interest in the methanol facility in Egypt.

Adjusted Net Income and Adjusted Diluted Net Income per Common Share

Adjusted net income and Adjusted diluted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share:

	Three Months Ended			Nine Months Ended
($ thousands except number of shares and per share amounts)	Sep 30 2012	Jun 30 2012	Sep 30 2011	Sep 30 2012	Sep 30 2011
Net income (loss) attributable to Methanex shareholders	$(2,571)	$52,238	$62,316	$71,748	$137,455
Mark-to-market impact of share-based compensation	—	(10,639)	(23,743)	7,528	(22,445)
Louisiana project relocation expenses and charges
Cash expense	35,169	3,686	—	38,855	—
Non-cash charge	25,688	—	—	25,688	—
Income tax expense (recovery) related to above items	(22,146)	(932)	1,924	(24,546)	1,830

Adjusted net income	$36,140	$44,353	$40,497	$119,273	$116,840

Diluted weighted average shares outstanding	93.9	95.1	94.4	94.9	94.4
Adjusted diluted net income per common share [1]	$0.38	$0.47	$0.43	$1.26	$1.24

[1]

For the three month period ended September 30, 2012, stock options and tandem share appreciation rights have been excluded from the calculation of diluted net income per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted diluted net income per common share (attributable to Methanex shareholders) these items have been included in the denominator and the diluted weighted average number of common shares is 95.0 million.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 15

Adjusted Cash Flows from Operating Activities (attributable to Methanex shareholders)

Adjusted cash flows from operating activities differs from the most comparable GAAP measure, cash flows from operating activities, because it does not include cash flows associated with the 40% non-controlling interest in the methanol facility in Egypt, changes in non-cash working capital and the cash portion of Louisiana project relocation expenses and charges.

The following table shows a reconciliation of cash flows from operating activities to adjusted cash flows from operating activities:

	Three Months Ended			Nine Months Ended
($ thousands)	Sep 30 2012	Jun 30 2012	Sep 30 2011	Sep 30 2012	Sep 30 2011
Cash flows from operating activities	$131,253	$135,232	$119,119	$359,885	$321,273
Add (deduct) non-controlling interest adjustment:
Net income	(4,016)	(13,907)	(12,281)	(28,653)	(17,425)
Non-cash items	(8,477)	(12,015)	(8,992)	(31,992)	(16,886)
Changes in non-cash working capital	(51,392)	(2,679)	5,722	(36,647)	(16,537)
Cash portion of Louisiana project relocation expenses and charges	35,169	3,686	—	38,855	—

Adjusted cash flows from operating activities (attributable to Methanex shareholders)	$102,537	$110,317	$103,568	$301,448	$270,425

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
($ thousands, except per share amounts)	Sep 30 2012	Jun 30 2012	Mar 31 2012	Dec 31 2011
Revenue	$655,330	$656,103	$665,867	$696,499
Net income (loss)[1]	(2,571)	52,238	22,081	63,871
Adjusted net income [1] [2]	36,140	44,353	38,780	64,987
Basic net income (loss) per common share[1]	(0.03)	0.56	0.24	0.69
Diluted net income (loss) per common share[1]	(0.03)	0.50	0.23	0.68
Adjusted diluted net income per share [1] [2]	0.38	0.47	0.41	0.69

	Three Months Ended
($ thousands, except per share amounts)	Sep 30 2011	Jun 30 2011	Mar 31 2011	Dec 31 2010
Revenue	$669,702	$622,829	$619,007	$570,337
Net income [1]	62,316	40,529	34,610	25,508
Adjusted net income [1] [2]	40,497	39,223	37,120	39,448
Basic net income per common share[1]	0.67	0.44	0.37	0.28
Diluted net income per common share[1]	0.59	0.43	0.37	0.27
Adjusted diluted net income per share [1] [2]	0.43	0.41	0.39	0.42

[1]	Attributable to Methanex Corporation shareholders.
[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 16

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2012 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Third Quarter 2012 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “potential,” “estimates,” “target,” “interest,” “planning” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically-priced natural gas supply to each of our plants,

•	commitments, capital or otherwise of third parties to future natural gas exploration and development in the vicinity of our plants,

•	expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants and the restart of our idled methanol facilities,

•	anticipated production rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,
•

ability to meet covenants or obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,

•	shareholder distribution strategy and anticipated distributions to shareholders,

•

commercial viability of, or ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including the planned relocation of one of our idle Chile methanol plants to Louisiana and certain initiatives in New Zealand,

•	financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our operations in Egypt or our financial condition as a consequence of actions taken by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand, Canada and the United States,

•	production rates of our facilities,
•	receipt of permits in connection with the Louisiana relocation project,

•	receipt or issuance of third party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt,

•	governmental approvals related to natural gas exploration rights,

•	the establishment of new fuel standards,

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 17

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	availability of committed credit facilities and other financing,

•	timing of completion and cost of our Louisiana relocation project,

•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•	the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•	competing demand for natural gas, especially with respect to residential needs of citizens in Chile and Egypt,

•

actions of governments and governmental authorities, including without limitation, the implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2011 Management’s Discussion and Analysis and this Third Quarter 2012 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 18

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. We account for this investment using proportionate consolidation, which results in 63.1% of its results being included in revenues and expenses with the remaining 36.9% portion included as commission income.

We own 60% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 40% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interest in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted cash flows from operating activities exclude the amounts associated with the other investors’ 40% non-controlling interests, which are included in commission income on a consistent basis with how we present the Atlas facility.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 19

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2012	2011	2012	2011
Revenue	$655,330	$669,702	$1,977,300	$1,911,538
Cost of sales and operating expenses	(538,994)	(513,600)	(1,614,320)	(1,560,447)
Depreciation and amortization	(47,689)	(43,696)	(130,092)	(113,109)
Louisiana project relocation expenses and charges (note 3)	(60,857)	—	(64,543)	—

Operating income	7,790	112,406	168,345	237,982
Finance costs (note 5)	(17,764)	(17,386)	(56,434)	(43,929)
Finance income and other expenses	(3,398)	(1,585)	(2,012)	4,558

Profit (loss) before income tax expense	(13,372)	93,435	109,899	198,611
Income tax recovery (expense):
Current	(6,844)	(10,802)	(22,001)	(27,344)
Deferred	21,661	(8,036)	12,503	(16,387)

	14,817	(18,838)	(9,498)	(43,731)

Net income (loss)	$1,445	$74,597	$100,401	$154,880

Attributable to:
Methanex Corporation shareholders	(2,571)	62,316	71,748	137,455
Non-controlling interests	4,016	12,281	28,653	17,425

	$1,445	$74,597	$100,401	$154,880

Income (loss) for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share (note 6)	$(0.03)	$0.67	$0.77	$1.48
Diluted net income (loss) per common share (note 6)	$(0.03)	$0.59	$0.76	$1.38

Weighted average number of common shares outstanding	93,880,221	93,202,401	93,691,597	92,954,844
Diluted weighted average number of common shares outstanding	93,880,221	94,441,681	94,887,279	94,404,262

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 20

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2012	2011	2012	2011
Net income	$1,445	$74,597	$100,401	$154,880
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax	528	634	(343)	(35)
Change in fair value of interest rate swap contracts, net of tax	(1,744)	4,103	(5,104)	(3,607)
Realized loss on interest rate swap contracts reclassified to interest expense, net of tax	2,719	7,951	8,421	8,821
Realized loss on interest rate swap contracts reclassified to property, plant and equipment	—	—	—	7,279

	1,503	12,688	2,974	12,458

Comprehensive income (loss)	$2,948	$87,285	$103,375	$167,338

Attributable to:
Methanex Corporation shareholders	(1,458)	70,183	73,395	144,916
Non-controlling interests	4,406	17,102	29,980	22,422

	$2,948	$87,285	$103,375	$167,338

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 21

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

	Sep 30	Dec 31
AS AT	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$403,065	$350,711
Trade and other receivables	399,099	378,430
Inventories (note 2)	223,319	281,015
Prepaid expenses	28,571	24,465

	1,054,054	1,034,621
Non-current assets:
Property, plant and equipment (note 3)	2,227,715	2,233,023
Other assets	127,763	125,931

	2,355,478	2,358,954

	$3,409,532	$3,393,575

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$307,041	$327,130
Current maturities on long-term debt (note 4)	53,334	251,107
Current maturities on finance leases	7,198	6,713
Current maturities on other long-term liabilities	18,668	18,031

	386,241	602,981
Non-current liabilities:
Long-term debt (note 4)	855,518	652,148
Finance leases	50,508	55,979
Other long-term liabilities	197,771	178,172
Deferred income tax liabilities	292,266	302,332

	1,396,063	1,188,631
Equity:
Capital stock	473,860	455,434
Contributed surplus	17,686	22,281
Retained earnings	964,077	942,978
Accumulated other comprehensive loss	(14,321)	(15,968)

Shareholders’ equity	1,441,302	1,404,725
Non-controlling interests	185,926	197,238

Total equity	1,627,228	1,601,963

	$3,409,532	$3,393,575

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 22

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Loss	Equity	Interests	Equity
Balance, December 31, 2010	92,632,022	$440,092	$25,393	$813,819	$(26,093)	$1,253,211	$156,412	$1,409,623
Net income	—	—	—	137,455	—	137,455	17,425	154,880
Other comprehensive income	—	—	—	—	7,461	7,461	4,997	12,458
Compensation expense recorded for stock options	—	—	657	—	—	657	—	657
Issue of shares on exercise of stock options	585,798	11,023	—	—	—	11,023	—	11,023
Reclassification of grant date fair value on exercise of stock options	—	3,819	(3,819)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(46,057)	—	(46,057)	—	(46,057)
Distributions to non-controlling interests	—	—	—	—	—	—	(7,850)	(7,850)
Equity contributions by non-controlling interests	—	—	—	—	—	—	19,200	19,200

Balance, September 30, 2011	93,217,820	454,934	22,231	905,217	(18,632)	1,363,750	190,184	1,553,934
Net income				63,871	—	63,871	9,249	73,120
Other comprehensive income (loss)				(10,258)	2,664	(7,594)	1,535	(6,059)
Compensation expense recorded for stock options	—	—	180	—	—	180	—	180
Issue of shares on exercise of stock options	29,935	370	—	—	—	370	—	370
Reclassification of grant date fair value on exercise of stock options	—	130	(130)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(15,852)	—	(15,852)	—	(15,852)
Distributions to non-controlling interests	—	—	—	—	—	—	(3,730)	(3,730)
Equity contributions by non-controlling interests	—	—	—	—	—	—	—	—

Balance, December 31, 2011	93,247,755	455,434	22,281	942,978	(15,968)	1,404,725	197,238	1,601,963
Net income	—	—	—	71,748	—	71,748	28,653	100,401
Other comprehensive income	—	—	—	—	1,647	1,647	1,327	2,974
Compensation expense recorded for stock options	—	—	564	—	—	564	—	564
Issue of shares on exercise of stock options	720,455	13,267	—	—	—	13,267	—	13,267
Reclassification of grant date fair value on exercise of stock options	—	5,159	(5,159)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(50,649)	—	(50,649)	—	(50,649)
Distributions to non-controlling interests	—	—	—	—	—	—	(42,292)	(42,292)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, September 30, 2012	93,968,210	$473,860	$17,686	$964,077	$(14,321)	$1,441,302	$185,926	$1,627,228

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 23

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2012	2011	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,445	$74,597	$100,401	$154,880
Add (deduct) non-cash items:
Depreciation and amortization	47,689	43,696	130,092	113,109
Louisiana project relocation non-cash charges	25,688	—	25,688	—
Income tax expense (recovery)	(14,817)	18,838	9,498	43,731
Share based compensation expense (recovery)	3,340	(20,489)	24,880	(8,749)
Finance costs	17,764	17,386	56,434	43,929
Other	6,613	(2,372)	10,459	(949)
Income taxes paid	(4,239)	(4,992)	(15,337)	(32,396)
Other cash payments, including share-based compensation	(3,622)	(1,823)	(18,877)	(8,819)

Cash flows from operating activities before undernoted	79,861	124,841	323,238	304,736
Changes in non-cash working capital (note 8)	51,392	(5,722)	36,647	16,537

	131,253	119,119	359,885	321,273

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(17,384)	(15,847)	(50,649)	(46,057)
Interest paid, including interest rate swap settlements	(31,520)	(25,154)	(58,543)	(55,405)
Net proceeds on issue of long-term debt	—	—	246,548	2,700
Repayment of long-term debt and limited recourse debt	(217,682)	(16,677)	(242,970)	(41,517)
Change in project finance reserve accounts	—	(29,000)	—	(31,209)
Equity contributions by non-controlling interests	—	—	1,000	19,200
Cash distributions to non-controlling interests	(29,633)	—	(45,632)	(1,250)
Proceeds on issue of shares on exercise of stock options	3,000	843	13,267	11,023
Repayment of finance leases and other long term liabilities	(1,693)	(1,545)	(4,985)	(4,390)

	(294,912)	(87,380)	(141,964)	(146,905)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(19,879)	(13,571)	(111,469)	(92,353)
Louisiana project expenditures	(24,281)	—	(38,604)	—
Oil and gas assets	(5,719)	(4,272)	(17,674)	(21,769)
GeoPark repayments	—	—	10,039	7,551
Changes in non-cash working capital related to investing activities (note 8)	(6,606)	1,455	(7,859)	(616)

	(56,485)	(16,388)	(165,567)	(107,187)

Increase (decrease) in cash and cash equivalents	(220,144)	15,351	52,354	67,181
Cash and cash equivalents, beginning of period	623,209	245,624	350,711	193,794

Cash and cash equivalents, end of period	$403,065	$260,975	$403,065	$260,975

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 24

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to major international markets in Asia Pacific, North America, Europe and Latin America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements include the Egypt methanol facility on a consolidated basis, with the other investors’ 40% share presented as non-controlling interest, and the Company’s proportionate share of the Atlas methanol facility.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on October 24, 2012.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and nine month periods ended September 30, 2012 is $528 million (2011—$516 million) and $1,543 million (2011—$1,513 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Oil & Gas Properties	Other	Total
Cost at September 30, 2012	$3,294,593	$81,204	$67,041	$3,442,838
Accumulated depreciation at September 30, 2012	1,141,674	47,252	26,197	1,215,123

Net book value at September 30, 2012	$2,152,919	$33,952	$40,844	$2,227,715

Cost at December 31, 2011	$3,210,923	$77,486	$88,642	$3,377,051
Accumulated depreciation at December 31, 2011	1,070,267	32,990	40,771	1,144,028

Net book value at December 31, 2011	$2,140,656	$44,496	$47,871	$2,233,023

In July 2012, the Board of Directors gave final approval to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana with an estimated project cost of approximately $550 million. Under International Financial Reporting Standards, certain costs incurred in relation to relocating an asset are not eligible for capitalization to Property, Plant and Equipment and are required to be charged directly to income. For the nine month period ended September 30 2012, the Company had incurred $77.5 million in expenditures related to this project, of which $38.6 million was recorded to Property, Plant and Equipment and the remaining $38.9 million ($23.3 million after-tax) was recognized in Louisiana project relocation expenses and charges in the Consolidated Statements of Income.

In addition, for the three month period ended September 30, 2012, the Company has charged to income $25.7 million ($17.6 million after-tax) related to the carrying value of the Chile facility being relocated.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT	PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Long-term debt:

	Sep 30 2012	Dec 31 2011
Unsecured notes
5.25% due March 1, 2022	$246,266	$—
6.00% due August 15, 2015	149,286	149,119
8.75% due August 15, 2012	—	199,643

	395,552	348,762
Atlas limited recourse debt facilities	57,108	64,397
Egypt limited recourse debt facilities	438,142	470,208
Other limited recourse debt facilities	18,050	19,888

	908,852	903,255
Less current maturities	(53,334)	(251,107)

	$855,518	$652,148

In February 2012, the Company issued $250 million of unsecured notes bearing an interest rate of 5.25% and due March 1, 2022 (effective yield 5.30%). During the three months ended September 30, 2012, the Company repaid $200 million of unsecured notes bearing an interest rate of 8.75%.

During the three and nine month periods ended September 30, 2012, the Company made repayments on its Egypt limited recourse debt facilities of $17.1 million and $33.6 million, respectively, and other limited recourse debt facilities of $0.6 million and $1.8 million, respectively. The Company also made repayments on its Atlas limited recourse debt facilities of $7.5 million during the nine month period ended September 30, 2012.

The Company has a $200 million unsecured revolving bank facility provided by highly rated financial institutions which expires mid-2015.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions that apply only to these entities, including restrictions on the incurrence of additional indebtedness, a requirement to fulfill certain conditions before the payment of cash or other distributions and a restriction on these distributions if there is a default subsisting. The Egypt limited recourse debt facilities also contain a covenant to complete by March 31, 2013 certain land title registrations and related mortgages that require action by Egyptian government entities. Management does not believe that the finalization of these items is material.

At September 30, 2012, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.

5.	Finance costs:

	Three Months Ended		Nine Months Ended
	Sep 30 2012	Sep 30 2011	Sep 30 2012	Sep 30 2011
Finance costs	$18,438	$17,386	$57,108	$51,159
Less capitalized interest related to Egypt plant under construction	—	—	—	(7,230)
Less capitalized interest related to Louisiana plant under construction	(674)	—	(674)	—

	$17,764	$17,386	$56,434	$43,929

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction is capitalized until the plant is substantially completed and ready for productive use. The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT	PAGE 26
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Net income per common share:

Diluted net income per common share is calculated by giving effect to the potential dilution that would occur if outstanding stock options and tandem share appreciation rights (TSARs) were exercised or converted to common shares. Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of cash-settled and equity-settled is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require an adjustment to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

During the three month period ended September 30, 2012, the Company recorded a share-based compensation expense related to TSARs. However, for this period, the equity-settled method has been determined to be the more dilutive for purposes of calculating diluted net income per common share.

A reconciliation of the net income used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2012	Sep 30 2011	Sep 30 2012	Sep 30 2011
Numerator for basic net income (loss) per common share	$(2,571)	$62,316	$71,748	$137,455
Adjustment for the effect of TSARs:
Cash settled expense (recovery) included in net income	306	(5,905)	—	(3,085)
Equity settled expense	(733)	(575)	—	(3,751)

Numerator for diluted net income (loss) per common share	$(2,998)	$55,836	$71,748	$130,619

Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the number of common shares used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2012	Sep 30 2011	Sep 30 2012	Sep 30 2011
Denominator for basic net income (loss) per common share	93,880,221	93,202,401	93,691,597	92,954,844
Effect of dilutive stock options	—	1,234,174	1,195,682	1,416,618
Effect of dilutive TSARs	—	5,106	—	32,800

Denominator for diluted net income (loss) per common share [1]	93,880,221	94,441,681	94,887,279	94,404,262

[1]

Nil and 3,240,707 outstanding stock options for each of the three and nine month periods ended September 30, 2012, respectively, are dilutive and have been included in the diluted weighted average number of common shares.

For the three and nine month periods ended September 30, 2012, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2012	Sep 30 2011	Sep 30 2012	Sep 30 2011
Basic net income (loss) per common share	$(0.03)	$0.67	$0.77	$1.48
Diluted net income (loss) per common share	$(0.03)	$0.59	$0.76	$1.38

METHANEX CORPORATION 2012 THIRD QUARTER REPORT	PAGE 27
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Share-based compensation:

a)	Stock options, share appreciation rights (SARs) and tandem share appreciation rights (TSARs):

(i)	Outstanding units:

Information regarding units outstanding and exercisable at September 30, 2012 is as follows:

	Units Outstanding at September 30, 2012			Units Exercisable at September 30, 2012
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
Stock options:
$ 6.33 to 11.56	3.2	1,061,605	$6.54	1,061,605	$6.54
$ 20.76 to 25.22	1.2	1,254,877	23.54	1,228,277	23.51
$ 28.43 to 31.73	2.9	1,008,225	28.72	882,125	28.44

	2.4	3,324,707	$19.69	3,172,007	$19.20

SARs:
$ 25.22 to 31.74	5.5	913,125	$28.63	272,459	$26.20

TSARs:
$ 23.36 to 31.88	5.4	1,826,035	$28.45	620,380	$26.12

(ii)	Compensation expense related to stock options:

For the three and nine month periods ended September 30, 2012, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2011 – $0.2 million) and $0.6 million (2011—$0.7 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

(iii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at September 30, 2012 was $15.1 million compared with the recorded liability of $12.0 million. The difference between the fair value and the recorded liability of $3.1 million will be recognized over the weighted average remaining vesting period of approximately 1.8 years. The weighted average fair value of the vested SARs and TSARs was estimated at September 30, 2012 using the Black-Scholes option pricing model.

For the three and nine month periods ended September 30, 2012, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $0.1 million (2011 – recovery of $8.4 million) and $7.2 million (2011 – recovery of $4.5 million), respectively. This included a recovery of $1.1 million (2011 – recovery of $10.0 million) and an expense of $0.3 million (2011 – recovery of $10.4 million), respectively, related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2012.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT	PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Share-based compensation (continued):

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at September 30, 2012 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2011	597,911	48,588	1,103,049
Granted	19,898	20,400	358,330
Granted in-lieu of dividends	6,929	819	12,352
Redeemed	(66,531)	—	(413,138)
Cancelled	—	—	(8,393)

Outstanding at June 30, 2012	558,207	69,807	1,052,200

Granted	1,187	—	—
Granted in-lieu of dividends	3,622	455	6,808
Cancelled	—	—	(6,936)

Outstanding at September 30, 2012	563,016	70,262	1,052,072

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2012 was $46.3 million compared with the recorded liability of $40.6 million. The difference between the fair value and the recorded liability of $5.7 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years.

For the three and nine month periods ended September 30, 2012, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $3.1 million (2011 – recovery of $12.2 million) and $17.1 million (2011 – recovery of $4.8 million), respectively. This included an expense of $1.1 million (2011 – recovery of $13.8 million) and $7.3 million (2011 – recovery of $12.1 million), respectively, related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2012.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT	PAGE 29
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and nine month periods ended September 30, 2012 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2012	Sep 30 2011	Sep 30 2012	Sep 30 2011
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(15,519)	$14,790	$(20,669)	$(16,627)
Inventories	21,747	(8,379)	57,696	(15,472)
Prepaid expenses	6,750	274	(4,106)	(4,129)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	31,237	(27,933)	(4,690)	22,990

	44,215	(21,248)	28,231	(13,238)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	571	16,981	557	29,159

Changes in non-cash working capital having a cash effect	$44,786	$(4,267)	$28,788	$15,921

These changes relate to the following activities:
Operating	$51,392	$(5,722)	$36,647	$16,537
Investing	(6,606)	1,455	(7,859)	(616)

Changes in non-cash working capital	$44,786	$(4,267)	$28,788	$15,921

9.	Financial instruments:

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges. These interest rate swaps had an outstanding notional amount of $329 million as at September 30, 2012. The notional amount decreases over the expected repayment period. At September 30, 2012, these interest rate swap contracts had a negative fair value of $31.8 million (2011—$41.5 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At September 30, 2012, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 28.4 million euro in exchange for US dollars and these euro contracts had a negative fair value of $0.5 million (2011 – positive fair value of $0.4 million) recorded in trade, other payables and accrued liabilities. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

10.	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago issued an assessment in 2011 against the Company’s 63.1% owned joint venture, Atlas Methanol Company Unlimited (“Atlas”), in respect of the 2005 financial year. All subsequent tax years remain open to assessment. The assessment relates to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. The impact of the amount in dispute for the 2005 financial year is nominal as Atlas was not subject to corporation income tax in that year. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT	PAGE 30
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Quarterly History (unaudited)

	YTD 2012	Q3 2012	Q2 2012	Q1 2012	2011	Q4	Q3	Q2	Q1	2010	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)

Methanex-produced	2,980	1,053	1,001	926	3,853	1,052	983	970	848	3,540	831	885	900	924
Purchased methanol	1,901	641	569	691	2,815	644	672	664	835	2,880	806	792	678	604
Commission sales [1]	679	205	276	198	846	208	235	231	172	509	151	101	107	150

	5,560	1,899	1,846	1,815	7,514	1,904	1,890	1,865	1,855	6,929	1,788	1,778	1,685	1,678

METHANOL PRODUCTION
(thousands of tonnes)

Chile	254	59	82	113	554	113	116	142	183	935	208	194	229	304
New Zealand	730	346	210	174	830	211	209	207	203	830	206	200	216	208
Atlas, Trinidad (63.1%)	646	255	264	127	891	195	170	263	263	884	266	284	96	238
Titan, Trinidad	597	186	196	215	711	180	224	186	121	891	233	217	224	217
Egypt (60%)	428	62	164	202	532	132	191	178	31	—	—	—	—	—
Medicine Hat	349	117	118	114	329	130	125	74	—	—	—	—	—	—

	3,004	1,025	1,034	945	3,847	961	1,035	1,050	801	3,540	913	895	765	967

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	380	373	384	382	374	388	377	363	367	306	348	286	284	305
($/gallon)	1.14	1.12	1.15	1.15	1.12	1.17	1.13	1.09	1.10	0.92	1.05	0.86	0.85	0.92

PER SHARE INFORMATION[3] ($ per share)
Basic net income (loss)	0.77	(0.03)	0.56	0.24	2.16	0.69	0.67	0.44	0.37	1.04	0.28	0.31	0.16	0.29
Diluted net income (loss)	0.76	(0.03)	0.50	0.23	2.06	0.68	0.59	0.43	0.37	1.03	0.27	0.31	0.15	0.29
Adjusted diluted net income[4]	1.26	0.38	0.47	0.41	1.92	0.69	0.43	0.41	0.39	0.93	0.42	0.13	0.09	0.29

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[3]	Per share information calculated using net income (loss) attributable to Methanex shareholders.
[4]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2012 THIRD QUARTER REPORT
QUARTERLY HISTORY	PAGE 31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 24, 2012	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary